Exhibit (a)(1)(D)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell any Shares (as defined below). The Offer (as defined below) is made solely by the Offer Document dated September 2, 2004 and is being made to all minority shareholders. The Offer is a mandatory offer (Angebot auf angemessene Barabfindung) required pursuant to § 305(1) of the German Stock Corporation Act and is not considered a voluntary public takeover offer or any other offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs — und Übernahmegesetz) or a takeover or tender offer under any other applicable German law, and the Bidder (as defined below) does not assume any responsibility for making any further announcement or registrations or for obtaining further licenses or approvals in respect of the Offer outside of Germany and the U.S. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Bidder by Deutsche Bank Securities Inc., the Dealer Manager for the Offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Registered Ordinary Shares
With No Par Value
of
Celanese AG
at
EUR 41.92 Per Share
by
BCP Crystal Acquisition GmbH & Co. KG
an indirect wholly-owned subsidiary of
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.

      BCP Crystal Acquisition GmbH & Co. KG, a limited partnership organized under the laws of the Federal Republic of Germany (the “Bidder”) is offering (together with any amendments or supplements to such offer, the “Offer”) to all minority shareholders (aussenstehene Aktionäre) of Celanese AG to acquire all of their registered ordinary shares, no par value (the “Shares”) of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany (the “Company”), at a price of EUR 41.92 per Share in cash (the “Offer Price”), plus interest in certain circumstances and at the rate as described below, upon the terms and subject to the condition set forth in the Offer Document dated September 2, 2004 (the “Offer Document”).

THE ACCEPTANCE PERIOD AND THE TIME PERIOD TO EXERCISE WITHDRAWAL RIGHTS WILL EXPIRE ON OCTOBER 1, 2004 (6.01H CENTRAL EUROPEAN SUMMER TIME, 12:01 A.M. NEW YORK CITY TIME), UNLESS THE ACCEPTANCE PERIOD IS EXTENDED. IF THE CONDITION TO THE OFFER IS SATISFIED, A SUBSEQUENT ACCEPTANCE PERIOD (WITHOUT WITHDRAWAL RIGHTS) WILL CONTINUE FOR THREE MONTHS FROM THE EXPIRATION OF THE INITIAL ACCEPTANCE PERIOD, UNLESS THEREAFTER EXTENDED.

      THE OFFER IS CONDITIONED UPON THE DOMINATION AGREEMENT (AS DEFINED BELOW) BECOMING OPERATIVE.

      The Bidder is making this Offer because, in connection with a domination and profit and loss transfer agreement entered into by the Bidder and the Company on June 22, 2004 (the “Domination Agreement”), § 305(1) of the German Stock Corporation Act requires that, upon the Domination Agreement becoming operative, the Bidder must at the request of each remaining minority shareholder of Celanese AG, acquire such shareholders’ Shares in exchange for payment of “fair cash compensation” (angemessene Barabfindung). The fair cash compensation that is being offered was determined by the parties to the Domination Agreement in accordance with German legal requirements on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG at the time of the shareholders’ meeting at which a resolution to effect the Domination Agreement was adopted. The applicable German law specifies that the price at which the mandatory offer is made is determined by the parties to the Domination Agreement and examined by one or more duly qualified auditors chosen and appointed by a court (Vertragsprüfer). In determining the fair value of the enterprise of the Company on which the amount of the fair cash compensation is based, the board of management of the Company and the management of the

Bidder were advised by the financial auditors Ernst & Young AG Wirtschaftsprüfungsgesellschaft. In addition, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which was, in accordance with applicable German law, chosen and appointed by court order to audit the Domination Agreement (Vertragsprüfer), confirmed that the fair cash compensation was appropriate.

      Although the Company is a party to the Domination Agreement, the Company’s management board has not been asked to approve the Offer. Under applicable law, no approval by Celanese AG’s management board is necessary, other than the approval of the Domination Agreement, for the Bidder to commence or complete this Offer. The Company is required by U.S. federal securities laws to file with the U.S. Securities and Exchange Commission within ten U.S. business days from the date of this Offer, a statement as to its position, if any, on the Offer.

      The Offer is subject to the Domination Agreement becoming operative. The Domination Agreement, in accordance with its terms, is expected to become operative on the first day of the Company’s next fiscal year which will be October 1, 2004. Although the Bidder expects the Domination Agreement to become operative, it may be substantially delayed by judicial challenges by dissenting shareholders. If the Domination Agreement does not become operative, the Offer will be terminated and we will not be required to purchase any Shares that have been tendered pursuant to the Offer. Upon such termination, Shares tendered pursuant to the Offer will be returned to the respective tendering shareholders. The Bidder is not allowed to waive the foregoing condition.

      The Bidder is offering to pay the Offer Price of EUR 41.92 per Share in cash (the “Offer Price”). As required under § 305(3) sentence 3 of the German Stock Corporation Act, the Bidder will pay interest on the Offer Price from the business day following the date the Domination Agreement becomes operative to all minority shareholders who tender into the Offer at a rate of 2% plus the base rate (as defined in § 247 of the German Civil Code (BGB)) prevailing from time to time per annum, as reduced by any guaranteed dividend payments (such amount, together with the Offer Price, the “Offer Consideration”). Pursuant to an agreement between The Depository Trust Company (“DTC”), the registered holder of the Shares held in book-entry form through the DTC booking system, and Mellon Investor Services LLC, the North American depositary for the Offer (the “North American Depositary”), all shareholders whose Shares are so held in book-entry form will receive the Offer Consideration in U.S. dollars at the WM/ Reuters closing spot U.S. dollar/ Euro exchange rate as reported by WM/ Reuters (the “WM/ Reuters USD/ EUR Exchange Rate”), (i) if tendered during the Initial Acceptance Period (as defined below), on the business day prior to the day the Bidder makes funds available to the North American Depositary for settlement in respect of such tendered Shares and (ii) if tendered during the Subsequent Acceptance Period (as defined below), on the third business day prior to the day the settlement for such tendered shares is effected. Shareholders whose Shares are held in book-entry form through the DTC booking system and who prefer to receive payment in Euros must arrange for the transfer of their Shares to the Clearstream Banking AG settlement system. In addition, shareholders whose Shares are held in book-entry form through the Clearstream Banking AG booking system and who prefer to receive payment in U.S. dollars may do so by arranging for the transfer of their Shares to the DTC booking system. Shareholders wishing to make these transfers should call their custodian institution, financial services institution, bank, broker or other nominee. Shareholders who hold their Shares in certificated form in the North American Registry (as defined in Section V.5(a), “The Offer — Acceptance and Execution of the Offer; Procedures for Tendering Celanese Shares — Introductory Note Regarding Procedures for Tendering Celanese Shares” of the Offer Document) will receive the Offer Consideration in U.S. dollars at the exchange rate described above, unless they elect on the Letter of Transmittal to receive the Offer Consideration in Euros. A shareholder who holds Shares in certificated form in the North American Registry may elect to receive Euros instead of U.S. dollars only in respect of all such Shares held in certificated form in the North American Registry, and may not elect to receive Euros in respect of only a portion of such Shares.

      As of August 30, 2004, the third business day prior to the date we commenced the Offer, EUR 41.92 equaled $50.48 based on the WM/ Reuters USD/ EUR Exchange Rate. The actual amount of U.S. dollars received by shareholders that receive U.S. dollars will depend upon the WM/ Reuters USD/ EUR Exchange Rate on the dates described above. Shareholders whose Shares are held in book-entry form through the DTC booking system and shareholders who hold their Shares in certificated form in the North American Registry and who did not elect on the Letter of Transmittal to receive the Offer Consideration in Euros should be aware that the Euro/ U.S. dollar exchange rate which is prevailing at the date on which such shareholders tender their Shares may be different from the rate prevailing on the dates described above. In all cases, shareholders receiving the Offer Consideration in U.S. dollars will bear the risk of fluctuations in the Euro/ U.S. dollar exchange rate.

      Shareholders should note that the fair cash compensation could be subject to review by the court in award proceedings (Spruchverfahren) which may be instituted by dissenting shareholders. If as a result of such award proceedings, the court increases the amount of the fair cash compensation, or if such increase is agreed between parties in a settlement to avert or terminate the award proceedings, payments already made to minority shareholders pursuant to the Offer would be increased accordingly.

      The period during which shareholders may accept the Offer, including all extensions thereof described below (hereinafter referred to as the “Initial Acceptance Period”) will begin on September 2, 2004. The Initial Acceptance Period will, if it is not extended in accordance with the provisions set forth below, end on October 1, 2004 (6.01h Central European Summer Time, 12:01 a.m. New York City time). However, if the condition to this Offer is satisfied, a subsequent acceptance period (hereinafter referred to as the “Subsequent Acceptance Period”) will continue until three months from the date the Domination Agreement becomes operative, subject to extension to the extent mandated by German law. German law provides that the Subsequent Acceptance Period would expire at the later of (i) three months after the later of the date on which the Domination Agreement is deemed to have been announced according to §10 of the German Commercial Code (HGB), and the date on which the Domination Agreement becomes operative, which is expected to be October 1, 2004, and (ii) two months after the date on which the final decision on the last motion ruled in award proceedings (Spruchverfahren) which may be instituted by dissenting shareholders is announced in the Federal Gazette (Bundesanzeiger). During the Subsequent Acceptance Period, shareholders who did not tender their Shares during the Initial Acceptance Period may tender their Shares and will be entitled to receive the Offer Consideration, in accordance with the terms and conditions set forth in the Offer Document (payable in certain cases in U.S. dollars as described in Section V.2, “The Offer — Offer Consideration” of the Offer Document). Shareholders will not be entitled to withdraw Shares tendered during the Subsequent Acceptance Period.

      The Bidder and Blackstone (as defined in Section III.1, “Companies Involved — Description of the Bidder, the Acquisition Entities and Blackstone” of the Offer Document) have requested exemptive relief from the U.S. Securities and Exchange Commission to make purchases of registered ordinary shares of Celanese AG outside of this Offer following the expiration of the Initial Acceptance Period and during the Subsequent Acceptance Period. If such relief is granted, the Bidder and Blackstone may make such purchases from time to time in open market purchases, privately negotiated transactions, or otherwise.

      Subject to applicable law and the rules and regulations of the SEC, including Rule 14e-1(c) under the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”), the Bidder also expressly reserves the right: (1) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for any tendered Shares, or to terminate or amend the Offer, if the condition referred to below, set forth in Section V.4, “The Offer — Condition” of the Offer Document, has not been satisfied; and (2) to amend the Offer in any respect (to the extent permitted for a German mandatory offer pursuant to §305(1) of the German Stock Corporation Act), in each case, by giving oral or written notice of such delay, termination or amendment to the North American Depositary and by making a public announcement thereof. Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Initial Acceptance Period. In accordance with U.S. law, if the Bidder makes a material change in the information concerning the Offer, the Bidder will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-l under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Bidder may choose to make any public announcement, the Bidder shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

      If the Bidder is delayed in its payment for the Shares or is unable to pay for the Shares pursuant to the Offer for any reason, then, without prejudice to the Bidder’s rights under the Offer, the North American Depositary may retain tendered Shares on behalf of the Bidder, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights during the Initial Acceptance Period as described in Section V.7, “The Offer — Withdrawal Rights” of the Offer Document. However, the

ability of the Bidder to delay the payment for Shares which the Bidder has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

      Upon the Domination Agreement becoming operative, pursuant to the terms thereof, the entire annual profits of Celanese AG, if any, less any loss carried forward from the previous fiscal year and less any amount of the statutory capital reserve (gesetzliche Rücklage), will be transferred to the Bidder. If, however, during any fiscal year during the term of the Domination Agreement, Celanese AG incurs an annual net loss (Jahresfehlbetrag), the Bidder would have to pay to Celanese AG an amount equal to such loss to the extent that the respective annual net loss is not fully compensated for by dissolving profit reserves (Gewinnrücklagen) accrued at Celanese AG since the date on which the Domination Agreement became operative (Verlustausgleichspflicht). Once the Domination Agreement becomes operative, no ordinary future dividends will be paid on the Shares during the term of the Domination Agreement, except for the fixed guaranteed annual dividend (Ausgleich) required pursuant to applicable German law. In accordance with applicable German law, the guaranteed annual dividend has been fixed at a gross amount of EUR 3.27 per share, from which certain corporate taxes payable by Celanese AG will be deducted. The guaranteed annual dividend could be subject to review by the court in award proceedings (Spruchverfahren), which may be instituted by dissenting shareholders.

      Procedures for tendering and withdrawing Shares and for the payment for validly tendered Shares will vary depending on whether Shares are in book-entry or in certificated form and are (i) held in book-entry form within the Clearstream Banking AG booking system (such Shares, “German Shares”) or (ii) in book-entry form with the DTC booking system or in certificated form listed in the North American Registry (such Shares, “North American Shares”).

      Shareholders that hold German Shares may only accept the Offer during the Initial Acceptance Period by delivering a notice of acceptance in a timely manner to the custodian credit institution or financial services institution (each such institution, in its capacity as the holder of German Shares for the account of shareholders of the Company, a “Custodian Institution”) that holds their Shares. The notice of acceptance will only be valid if (i) Clearstream Banking AG has performed the book-entry transfers of the respective German Shares in a timely manner with respect to German Shares tendered during the Initial Acceptance Period, to the appropriate securities identification number for tendered shares and (ii) the applicable Custodian Institution has performed the book-entry transfers of the respective German Shares in a timely manner with respect to German Shares tendered during the Subsequent Acceptance Period, into the account of Deutsche Bank AG as international settlement agent with Clearstream Banking AG (account 7003) for the purpose of transferring title in such Celanese Shares to the Bidder. The Custodian Institution will arrange for the book-entry transfers to be performed after receipt of the notice of acceptance. Shareholders holding German Shares through a Custodian Institution may obtain the appropriate notice of acceptance from that Custodian Institution.

      Shareholders that hold North American Shares may accept the Offer by timely delivering to the North American Depositary (1) certificates for such North American Shares or timely confirmation of a book-entry transfer of such Shares into the North American Depositary’s account at the DTC, (2) a properly completed and duly executed Letter of Transmittal, or an Agent’s Message (as defined in the Offer Document) in connection with a book-entry transfer of Shares and (3) any other documents required by the Letter of Transmittal.

      For purposes of the Offer, the Bidder will be deemed to have accepted for payment and thereby purchased North American Shares validly tendered and not properly withdrawn, as and when the Bidder gives oral or written notice to the North American Depositary, as agent for the tendering holders of North American Shares, of the Bidder’s acceptance for payment of such North American shares pursuant to the Offer. Upon the terms and subject to the condition of the Offer, the Bidder will (i) with respect to North American Shares tendered during the Initial Acceptance Period, upon expiration of the Initial Acceptance Period, accept for payment, and will promptly pay for, all North American Shares tendered, and not withdrawn, prior to the expiration of Initial Acceptance Period and (ii) with respect to North American Shares tendered during the Subsequent Acceptance Period, upon the valid tender thereof, accept for payment, and will promptly pay the Offer Consideration for such tendered North America Shares by deposit of the purchase price therefor with the North American Depository, which will act as agent for tendering holders of North American Shares for the purpose of receiving payments from the Bidder and transmitting such payments to such holders whose North American Shares have been accepted for payment. Payment for German Shares validly tendered during the Initial Acceptance Period will be made promptly after the expiration of the Initial Acceptance Period, and payment for German Shares validly tendered during the Subsequent Acceptance Period will be made promptly upon receipt of the notice of acceptance by the applicable Custodian Institution. The Bidder’s obligation to pay the Offer Consideration will be satisfied when the Offer Consideration has been credited to the relevant Custodian Institution. The Custodian Institution is obliged to credit the Offer Consideration to the accepting shareholders.

      Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the end of the Initial Acceptance Period. During the Subsequent Acceptance Period, if any, shareholders have no right to withdraw Shares tendered. In order to withdraw previously tendered German Shares, shareholders must deliver a notice of withdrawal, with the required information to the applicable Custodian Institution while such shareholder still has the right to withdraw its German Shares. The withdrawal will become effective if the applicable Custodian Institution has effected with Clearstream Banking AG a timely book-entry re-transfer of the tendered German Shares, which re-transfer shall be deemed to have been carried out in time if it has been effected by 17:30h Central European Summer Time on the second banking day following the end of the Initial Acceptance Period. For a withdrawal of a tender of North American Shares to be effective, a written notice of withdrawal must be timely received by the North American Depositary at one of its addresses set forth on the back cover page of the Offer Document. Any such notice of withdrawal must specify the name of the person who tendered the North American Shares to be withdrawn, the number of North American Shares to be withdrawn and the name of the registered holder of such shares, if different from that of the person who tendered such North American Shares. If certificates evidencing North American Shares to be withdrawn have been delivered or otherwise identified to the North American Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the North American Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer Document), unless such North American Shares have been tendered for the account of an Eligible Institution. If North American Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section V.5(d), “The Offer — Acceptance and Execution of the Offer; Procedures for Tendering Celanese Shares — Procedures Applicable to North American Shares” of the Offer Document, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn North American Shares or must otherwise comply with the DTC’s procedures. Withdrawals of previously tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, a shareholder may accept the Offer again by re-tendering his Shares by following the acceptance procedures described in the Offer Document at any time before the expiration of the Initial Acceptance Period. Shares tendered during the Subsequent Acceptance Period may not be withdrawn.

      The receipt of cash in the Offer in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes, and may be a taxable transaction for German income tax purposes and under other applicable state, local or foreign income or other tax laws. Shareholders should consult their tax advisors about the particular effect the acceptance of the Offer will have on them. For more information on the U.S. federal income tax and German income tax consequences of accepting the Offer, see Section IX, “Certain German Tax and U.S. Federal Income Tax Consequences” of the Offer Document. The Offer Document also includes important information about the Bidder’s intentions with respect to the Company if the Offer is successful. Shareholders are urged to review that information carefully as it may affect their decision as to whether or not to tender their Shares.

      The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act, as amended, is contained in the Offer Document and is incorporated herein by reference.

      The Offer Document and, where applicable, the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

      Questions and requests for assistance or copies of the Offer Document, the Letter of Transmittal (where applicable) and other tender offer documents may be directed to the Information Agent, whose contact information is set forth below, and copies will be furnished promptly at the Bidder’s expense.

      Tendering shareholders who own their Shares through a Custodian Institution, broker, dealer, commercial bank, or other nominee, and whose Custodian Institution, broker, dealer, commercial bank, or other nominee tenders Shares on such shareholder’s behalf, may be charged a fee by such Custodian Institution, broker, dealer, commercial bank, or other nominee for doing so. Custodian Institutions with registered seats in Germany (including German branches of foreign custodian credit institutions) that hold Shares for the account of shareholders of the Company will not charge such fees with respect to shares held in the Clearstream Banking AG booking system. Shareholders who hold their Shares in certificated form in the North American Registry of the Company and tender their Shares directly to the North American Depositary in the Offer will not have to pay brokerage fees or similar expenses. Any non-German stock exchange, turnover tax or stamp duties which may be incurred as a result of the tender of Shares by a shareholder will have to be borne by such shareholder.

The Information Agent for the Offer is:

(INNISFREE LOGO)

501 Madison Avenue, 20th Floor

New York, New York 10022
00-800-7710-9970 (toll-free in Germany)
00-800-7710-9971 (toll-free in the EU)
1-877-750-5836 (toll-free in the U.S. and Canada)
+1-646-822-7403 (all others, call collect)

The Dealer Manager for the Offer is:

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

September 2, 2004

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